July 21, 2005

Via Facsimile ((864) 239-5815) and U.S. Mail

Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, SC  29601

RE:	Angeles Partners XII
      Schedule 14D-9 filed July 15, 2005
      File No. 005-50745

Dear Ms. Long:

      We have the following comments on the above-referenced filing.

Schedule 14D-9
1. We note that you have indicated that Item 3 of Schedule 14D-9 is inapplicable. We also note that AIMCO affiliates own 74.40% of the outstanding partnership units and that Ms. Long, who signed this Schedule as Senior Vice President of Angeles Realty Corporation II, is also Senior Vice President of AIMCO. We further note the disclosure with respect to conflicts of interest in your tender offer dated November 11, 2004. Please revise or tell us why you believe no information is required to be disclosed pursuant to Item 3 of
Schedule 14D-9.

Letter to Unit Holders
2. We note that you make no recommendation with respect to the tender offer. It appears, however, that the information you present is mainly about negative factors unit holders should consider. As it appears that the general partner is affiliated with AIMCO, it appears that you should revise the letter to disclose this relationship and the related actual or potential conflicts of interest. We note also the disclosure with respect to conflicts of interest in your tender offer dated November 11, 2004.
3. Please provide the amount of the remaining distribution with respect to the sale of the Chambers Ridge Apartments, as described in the first bullet point of your letter.
4. Please revise the fifth bullet point to describe the decisions in which limited partners unaffiliated with the general partner are given an opportunity to object.
5. We note in the eighth bullet point that the range of sales prices for your units is for the period December 2001-March 2005. We also note, however, that the tender offer stated that the Direct Investment Spectrum did not report any trades of your units for the first quarter of 2005. Please confirm whether any trades did take place during the first quarter of 2005 and provide us with supporting documentation for your disclosure. Alternatively, revise your disclosure as necessary.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the partnership is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the partnership acknowledging that:

* the partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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Martha L. Long
Apartment Investment and Management Company
July 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE